Mail Stop 6010

      March 3, 2006


VIA U.S. MAIL AND FACSIMILE (480) 643-7777

Raymond Sadowski
Chief Financial Officer
Avnet, Inc.
2211 South 47th Street
Phoenix, Arizona  85034


      Re:	Avnet, Inc.
		Form 10-K for the fiscal year ended July 2, 2005
      Filed September 14, 2005
      Form 10-Q for the quarterly period ended October 1, 2005
		File No. 001-04224

Dear Mr. Sadowski:


      We have reviewed your response dated February 2, 2006 and related filings and have the following comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-Q for the quarterly period ended October 1, 2005

Consolidated Financial Statements

Note 4.  Acquisitions, page 9
1. We note your response to prior comment one in our letter dated January 31, 2006. We understand that you have recorded certain restructuring accruals for severance and facility exit reserves under
EITF 95-3.  Additionally, we see that you have recorded
adjustments
to the amounts of purchase price allocated to inventory and other long-lived Memec owned assets. You state in your response that you have included the write-downs in the table of acquisition-related restructuring activity to provide further information to the readers about the actions taken by Avnet related to the merger and integration. Write-downs of Memec assets are considered in the opening balance sheet. Accordingly, it does not appear appropriate to include those write-downs with the EITF 95-3 accruals.  In future
filings please remove the asset impairments from the table of EITF 95-3 restructuring accruals and separately discuss the nature and amounts of any adjustments made to the preliminary purchase price
allocation.   Please also note the disclosure requirements of EITF
95-3 for acquisition-related restructuring activities.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Kristin Lochhead at (202) 551-3664 or me at
(202) 551-3605 if you have questions.  In this regard, please do not
hesitate to contact Brian Cascio, Accounting Branch Chief, at
(202)
551-3676 with any other questions.


      Sincerely,



      Gary Todd
      Reviewing Accountant

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Mr. Sadowski
Avnet, Inc.
March 3, 2006
Page 2